301 Sylvan Avenue

Englewood Cliffs, NJ 07632

P 201.816.8900

F 201.816.8911

Via EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:  ConnectOne Bancorp, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2022
        Filed February 24, 2023
        File No. 001-40751

Dear Sir or Madam:

This is in response to your letter of December 7, 2023 providing comments on the above referenced filing. We acknowledge receipt of your letter and comments, and we will address the comments in the Company’s Form 10-K for the fiscal year ending December 31, 2023 and subsequent filings. Please contact the undersigned with any questions or if you need additional information.

Very truly yours,

/s/William S. Burns
Senior Executive Vice President/Chief Financial Officer